Curaleaf Holdings, Inc. Investor Relations Curaleaf Announces Executive Automatic Securities Disposition Plan STAMFORD, Conn., Oct. 1, 2025 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that effective as of September 30, 2025, Mr. Joseph F. Lusardi, the Company's Executive Vice Chairman, has established an automatic securities disposition plan ("ASDP") in accordance with applicable United States and Canadian securities legislation and the Company's trading policies. The ASDP will allow for an orderly exercise of options set to expire in March 2026, and the sale of a portion of the acquired subordinate voting shares in the Company (the "Subordinate Voting Shares") currently owned by Mr. Lusardi to cover anticipated taxes. The Subordinate Voting Shares will be sold at prevailing market prices, and sales may commence on January 2, 2026 and continue over the course of a three-month period. Under United States and Canadian securities laws and the Company's trading policies, insiders of Curaleaf are subject to limits on their ability to sell shares in the Company. ASDPs address this issue by permitting trades to be made in accordance with pre- arranged instructions given when executives are not in possession of any material undisclosed information. Canadian securities laws permit insiders to adopt ASDPs to sell, donate or otherwise transfer shares in the future in accordance with the pre- arranged terms of their ASDP, on an automatic basis, regardless of any subsequent material non-public information they receive. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how dispositions will occur under the ASDP. Sales of Subordinate Voting Shares under the ASDP will be effected by an independent securities broker in accordance with the trading parameters, price and volume limits and other instructions set out in the ASDP. Therefore, it is possible that not all shares subject to the ASDP will be sold during the term of the ASDP. The ASDP prohibits the broker administering such ASDP from consulting with Mr. Lusardi regarding any sales under the ASDP and prohibits Mr. Lusardi from disclosing to the broker any information concerning the Company that might influence the execution of the ASDP. The ASDP has been authorized and established in the form approved by the compensation committee of the Company and contains meaningful restrictions on the ability of Mr. Lusardi to amend, suspend or terminate the applicable ASDP. Dispositions by Mr. Lusardi under the ASDP will be reported in accordance with applicable securities laws. Each such filing will bear a notation to advise readers that the disposition is related to an ASDP. Information regarding each ASDP and transactions thereunder, as the case may be, may be accessed on SEDI at www.sedi.ca. This announcement is made pursuant to the recommended practices set forth in Staff Notice 55-317 – Automatic Securities Disposition Plans of the Canadian Securities Administrators and will be available under the Company's SEDAR profile at www.SEDAR.ca. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2025-10-01-Curaleaf-Announces-Executive-Automatic-Securities-Disposition-Plan